

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2012

Bruce Schoengood
Chief Executive Officer
Medifirst Solutions, Inc.
4400 North Federal Highway
Suite 54
Boca Raton, Florida 33431

> **Re:** **Medifirst Solutions, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed on June 8, 2012**
> **File No. 333-178825**

Dear Mr. Schoengood:

We have reviewed your responses to the comments in our letter dated May 11, 2012 and have the following additional comment.

Exhibit 5.1

1. Please have counsel delete the last two sentences of the third paragraph on page 2 of the opinion. Counsel may not attempt to limit reliance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc (via E-mail): Robert Laskowski, Esq.